UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the month of March 2006

Commission File Number: 0-50832

Vermilion Energy Trust

(Exact name of registrant as specified in its charter)

2800, 400 - 4th Avenue S.W., Calgary, Alberta, Canada T2P 0J4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On March 31, 2006 Vermilion Energy Trust filed its 2006 Notice of Meeting and Information Circular and proxy material.

These documents are attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERMILION ENERGY TRUST

Date: March 31 , 2006.	By:	/s/ Curtis W. Hicks

Curtis W. Hicks
Executive Vice President and Chief Financial Officer

Exhibit A

Notice of Meeting and Proxy Statement and Information Circular in respect of the ANNUAL AND SPECIAL MEETING OF UNITHOLDERS to be held on Friday, May 5, 2006 Dated March 15, 2006

NOTICE OF ANNUAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of the holders ("Unitholders") of trust units ("Trust Units") of Vermilion Energy Trust (the "Trust") will be held at the Grand Lecture Theatre, Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta on Friday, May 5, 2006 at 10:00 a.m. (Calgary time) for the following purposes, which are described in more detail in the Proxy Statement and Information Circular of the Trust (the "Circular") accompanying this Notice, namely:

1.	to receive the consolidated financial statements of the Trust together with the Report of the Auditors thereon for the year ended December 31, 2005;

2.	to appoint auditors of the Trust for the ensuing year;

3.	to elect the directors of Vermilion Resources Ltd. to hold office until the next annual meeting of Unitholders or until their successors are elected or appointed;

4.	to re-appoint Computershare as trustee of the Trust for an additional three year term;

5.	to approve a unitholder rights plan for the Trust, as more particularly described in the Circular; and

6.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

Only Unitholders of record at the close of business on March 17, 2006 will be entitled to notice of and to vote at the Meeting or any adjournment thereof, except that a transferee of Trust Units after such record date may, not later than 10 days before the Meeting, establish the right to vote by providing evidence of ownership of Trust Units and requesting that the transferee's name be placed on the voting list in place of the transferor.

If you are unable to attend the Meeting in person, please complete and sign the enclosed form of proxy and forward it in the enclosed self-addressed envelope, or otherwise deliver it to Computershare Trust Company of Canada at 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 Attention: Proxy Department, to reach the addressee no later than 3:00 p.m. (Toronto time) on May 3, 2006 or, if the Meeting is adjourned, by 3:00 p.m. (Toronto time) on the second business day prior to the date on which the Meeting is reconvened.

Holders of exchangeable shares in the capital of Vermilion Resources Ltd. ("Exchangeable Shares") of record at the close of business on March 17, 2006 will be entitled to notice of and to vote, through the mechanics for voting provided in the voting and exchange trust agreement dated January 16, 2003 among the Trust, Vermilion Acquisition Ltd. and Computershare Trust Company of Canada, in its capacity as the exchangeable shares trustee, or any adjournment thereof.

Holders of Exchangeable Shares may vote by signing the enclosed form of Voting Instruction Form and forwarding it in the enclosed self-addressed envelope, or otherwise deliver it to Computershare Trust Company of Canada, at 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 Attention: Proxy Department. In order to be valid and acted upon at the Meeting, the Voting Instruction Form must be received no later than 3:00 p.m. (Toronto time) on May 3, 2006.

By Order of the Board of Directors of
Vermilion Resources Ltd.

(Signed)
Charles Berard
Corporate Secretary
Calgary, Alberta
March 15, 2006

VERMILION ENERGY TRUST
PROXY STATEMENT AND INFORMATION CIRCULAR
dated March 15, 20061

QUESTIONS AND ANSWERS ON VOTING AND PROXIES

Vermilion Energy Trust (the "Trust") is holding an Annual and Special Meeting (the "Meeting") of holders ("Unitholders") of trust units ("Trust Units") of the Trust to be held at 10:00 a.m. in the Grand Lecture Theatre, Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta, on Friday, May 5, 2006.

The Trust has two types of securities that entitle holders to vote generally at meetings of Unitholders; Trust Units and a special voting unit (the "Special Voting Unit"). A Special Voting Unit was issued to Computershare Trust Company of Canada in its capacity as trustee (the "Exchangeable Shares Trustee") under a voting and exchange trust agreement dated January 16, 2003 among the Trust, Vermilion Acquisition Ltd. and the Exchangeable Shares Trustee (the "Voting and Exchange Trust Agreement") for the benefit of holders of Exchangeable Shares in connection with a plan of arrangement (the "Arrangement") involving the Trust, Vermilion Resources Ltd. ("VRL"), Clear Energy Inc. and Vermilion Acquisition Ltd.

The Trust Units and the Special Voting Unit vote together as a single class on all matters. However, the means by which Unitholders and holders of Exchangeable Shares vote their Trust Units and Exchangeable Shares, respectively, is different.

As it is important that your Trust Units or Exchangeable Shares, as the case may be, are represented at the Meeting, please refer to the following questions and answers which provide guidance on how to vote your securities.

If you are a Unitholder, the questions and answers from numbers 1 to 16 provide information respecting this solicitation of proxies and guidance on how to vote your Trust Units. In particular, if you are not a registered Unitholder, Q&A No.  16 describes the procedure to be followed to vote your Trust Units.

If you are a holder of Exchangeable Shares, the questions and answers in numbers 1 to 15 provide information respecting this solicitation of proxies and guidance on how holders of Exchangeable Shares vote.

1. Who is soliciting my proxy?

This proxy statement and information circular (the "Circular") is furnished in connection with the solicitation by the management of VRL on behalf of the Trust of proxies to be used at the Meeting and at any adjournment or postponement thereof. The solicitation of proxies will be primarily by mail and may be supplemented by telephone or other contact by employees or agents of VRL at a nominal cost, and all costs thereof will be borne by VRL.

2. What am I voting on?

•     The election of the directors to the board of directors of VRL (the "Board"). Although Unitholders are not shareholders of VRL, they are entitled to elect the directors of VRL as if they were shareholders of VRL. Holders of Exchangeable Shares are shareholders of VRL. However, the terms of the Exchangeable Shares do not provide the right to directly vote at meetings of Unitholders. Holders of Exchangeable Shares can indirectly vote for the election of directors by directing the Exchangeable Shares Trustee to exercise that number of votes equal to the number of Trust Units (rounded down to the nearest whole number) into which the Exchangeable Shares of such holder are exchangeable, as provided for in the Voting and Exchange Trust Agreement.

•   The appointment of the auditors of the Trust for the ensuing year.

•    The re-appointment of Computershare Trust Company of Canada as trustee of the Trust for an additional three year term.

•    The approval of a unitholder rights plan for the Trust, as more particularly described in this Circular.

Trust Units and Exchangeable Shares may be voted for or withheld from voting on the election of directors and the appointment of auditors. Trust Units and Exchangeable Shares may be voted for or against the re-appointment of Computershare Trust Company of Canada as trustee of the Trust.

[1] The information set forth in this proxy statement and information circular is as of March 15, 2006, except as otherwise indicated.

As indicated elsewhere in this Circular, the Board and management of VRL are recommending that Unitholders and holders of Exchangeable Shares vote FOR the above resolutions.

3. Who is entitled to vote?

Unitholders as of the close of business on March 17, 2006 or their duly appointed proxies will be entitled to attend the Meeting or to register a vote. If you have acquired Trust Units after March 17, 2006, please refer to Q&A No. 12 to determine whether and how you may vote such Trust Units.

Shareholders of Exchangeable Shares as of the close of business on March 17, 2006 will be entitled to attend the Meeting and to vote with respect to the matters to be considered at the Meeting in accordance with the terms and conditions of the Voting and Exchange Trust Agreement. Shareholders of Exchangeable Shares should refer to the voting direction which was provided to holders of Exchangeable Shares with this proxy statement and information circular.

4. How do I vote?

If you are a registered Unitholder there are two ways that you can vote your Trust Units. You may vote in person at the Meeting or you may complete and sign the enclosed proxy form appointing the named persons or some other person you choose to represent you and vote your Trust Units at the Meeting.

If you wish to vote in person at the Meeting, do not complete or return the proxy form. Your vote will be taken and counted at the Meeting. Completing, signing and returning your proxy form does not preclude you from attending the Meeting in person.

If you do not wish to attend the Meeting or do not wish to vote in person, your proxy will be voted for or against or withheld from voting in accordance with your wishes as specified thereon on any ballot that may be called at the Meeting. A proxy must be in writing and must be executed by the Unitholder or by the Unitholder's attorney authorized in writing or, if the Unitholder is a corporation, by an officer or attorney thereof duly authorized.

If your Trust Units are in your brokerage account and therefore registered in the name of a nominee, please see Q&A No. 16 for voting instructions.

If you are a holder of Exchangeable Shares, there are three ways holders of Exchangeable Shares can vote. A holder of Exchangeable Shares may: (i) direct the Exchangeable Shares Trustee to exercise that number of votes attached to the Special Voting Unit equal to the number of Trust Units (rounded down to the nearest whole number) into which the Exchangeable Shares of such holder are exchangeable; (ii) direct the Exchangeable Shares Trustee to give a proxy to such holder or his designee to personally exercise such votes; or (iii) give a proxy to representatives of the management of the Trust to exercise such votes.

5. How do I attend the Meeting in person?

Unitholders and holders of Exchangeable Shares should present themselves to a representative of Computershare Trust Company of Canada, the Trust's registrar and transfer agent, at the Meeting. Persons who are not proxyholders, Unitholders or holders of Exchangeable Shares may be admitted subject to the discretion of the chairman of the Meeting and subject to any space constraints after addressing themselves to a representative of Computershare Trust Company of Canada. Non-registered Unitholders wishing to attend the Meeting should refer to Q&A No. 16.

6. What if I sign the proxy form or voting direction enclosed with this circular?

In the case of Unitholders, signing the enclosed proxy form gives authority to Lorenzo Donadeo or Curtis Hicks, both of whom are officers of VRL, to vote your Trust Units at the Meeting.

In the case of holders of Exchangeable Shares, signing the enclosed voting direction directs the Exchangeable Shares Trustee, Lorenzo Donadeo, Curtis Hicks or other designated proxy to vote or abstain from voting as directed in such voting direction.

7. Can I appoint someone other than these persons to vote my Trust Units or Exchangeable Shares, as the case may be?

Yes, you can appoint someone other than these persons to vote your Trust Units or Exchangeable Shares. Write the name of the person you wish to appoint, who need not be a Unitholder or holder of Exchangeable Shares, in the blank space provided in the proxy form or voting direction, as the case may be.

Please note that it is important to ensure that any other person you appoint is attending the Meeting and is aware that his or her appointment has been made to vote your securities. Persons who are appointed as such should, at the Meeting, present themselves to a representative of Computershare Trust Company of Canada.

8. What do I do with my completed proxy form/voting direction?

Return it to Computershare Trust Company of Canada, in the envelope provided so that it arrives no later than 3:00 p.m. (Toronto time) on May 3, 2006 in the case of the proxy form and the voting direction. All Trust Units and Exchangeable Shares represented by properly executed proxy forms or voting directions, as the case may be, received by Computershare Trust Company of Canada prior to such time will be voted for or against or withheld from voting, in accordance with your instructions as specified in the proxy form or voting direction, as the case may be, on any matter dealt with at the Meeting.

9. How will my Trust Units or Exchangeable Shares be voted if I give my proxy?

The persons named in the proxy form or voting direction, as the case may be, must vote or withhold from voting your Trust Units or Exchangeable Shares, as the case may be, in accordance with your directions.
In the absence of such directions, your Trust Units will be voted FOR the matters specified in the proxy. In the absence of such directions the Exchangeable Shares Trustee will not vote with respect to those Exchangeable Shares.

10. If I change my mind, can I take back my proxy or voting direction once I have given it?

Yes. A Unitholder or holder of Exchangeable Shares who has given a proxy or voting direction, as the case may be, may revoke it by depositing an instrument in writing (which includes another proxy form or voting direction, as the case may be, with a later date) executed by the Unitholder or holder of Exchangeable Shares or by its attorney authorized in writing with the Corporate Secretary, c/o Vermilion Resources Ltd., Suite 2800, 400 - 4th Avenue S.W., Calgary, Alberta, T2P 0J4 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, or by depositing it with the chairman of the Meeting on the day of the Meeting, or any adjournment or postponement thereof. A Unitholder or holder of Exchangeable Shares may also revoke a proxy in any other manner permitted by law.

It should be noted that the participation in person by a Unitholder in a vote by ballot at the Meeting will automatically revoke any proxy which has been previously given by the Unitholder in respect of business covered by that vote.

11. What if amendments are made to these matters or if other matters are brought before the Meeting?

The person named in the proxy form will have discretionary authority with respect to amendments or variations to matters identified in the notice of the Meeting and to other matters which may properly come before the Meeting. As of March 15, 2006, management of VRL and the Trust know of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the proxy form will vote on them in accordance with their best judgment.

12. What if ownership of Trust Units or Exchangeable Shares is transferred after March 17, 2006?

If you are a Unitholder on March 17, 2006 you are entitled to receive notice and to vote at the Meeting, even though since that time you have disposed of your Trust Units. If you acquired your Trust Units after March 17, 2006, you are not entitled to receive notice of or to vote at the Meeting.

If you are a holder of Exchangeable Shares on March 17, 2006 you are entitled to receive notice of and to vote such Exchangeable Shares in accordance with the terms and conditions of the Voting and Exchange Trust Agreement and the voting direction. If you acquired your Exchangeable Shares after March 17, 2006 you are not entitled to receive notice of or to vote in accordance with the Voting and Exchange Trust Agreement.

13. How many votes are required to approve the matters to be considered at the meeting?

The election of directors, the appointment of auditors and the re-appointment of Computershare Trust Company of Canada will each be determined by a majority of votes cast.

14. Who counts the votes?

The Trust's registrar and transfer agent, Computershare Trust Company of Canada, counts and tabulates the votes. This is done independently of VRL to preserve the confidentiality of individual votes. Proxies and voting directions are referred to VRL only in cases where a Unitholder or Exchangeable Shareholder clearly intends to communicate with management (by making a written statement on the proxy form), in the event of a proxy contest or when it is necessary to do so to meet the requirements of applicable law.

15. How can I contact the Registrar and Transfer Agent or Exchangeable Shares Trustee?

You can contact the registrar and transfer agent or Exchangeable Shares Trustee at:

Computershare Trust Company of Canada
Suite 710, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8

Phone:            1-888-267-6555
Facsimile:        1-888-453-0330
Web site:          www.computershare.com
E-mail:             caregistryinfo@computershare.com

16.  If my Trust Units are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my Trust Units?

If you are a non-registered Unitholder, there are, as discussed below, two ways that you can vote your Trust Units which are held by your nominee. Applicable securities laws require your nominee to seek voting instructions from you in advance of the meeting. Accordingly, you will receive or have already received from your nominee either a request for voting instructions or a proxy form for the number of Trust Units you hold. Every nominee has its own mailing procedures and provides its own signing and return instructions, which should be carefully followed by non-registered Unitholders to ensure that their Trust Units are voted at the Meeting. Accordingly, for your Trust Units to be voted by you, please follow the voting instructions provided by your nominee.

However, if you wish to vote in person at the Meeting, insert your own name in the space provided on the request for voting instructions or proxy form to appoint yourself as proxyholder and follow the signing and return instructions of your nominee.

Non-registered Unitholders who appoint themselves as proxyholders should, at the Meeting, present themselves to a representative of Computershare Trust Company of Canada.

RELATIONSHIPS AMONG THE TRUSTEE, THE TRUST AND VRL

The Trust is an open-end unincorporated investment trust created under the laws of Alberta pursuant to an amended and restated trust indenture (the "Trust Indenture") dated as of January 15, 2003 between VRL and Computershare Trust Company of Canada (the "Trustee"), as trustee, as amended from time to time. The Trust was formed on December 16, 2002.

INTEREST OF THE TRUSTEE, VRL
AND THE DIRECTORS AND OFFICERS OF VRL IN MATTERS TO BE ACTED UPON

Neither the Trustee, VRL nor any directors or officers of VRL, nor any proposed nominee for election as a director of VRL, nor any associate or affiliate of any one of them, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed in this Proxy Statement and Information Circular, neither the Trustee, VRL nor any director or officer of VRL, nor any proposed nominee for election as a director of VRL, nor any other insider of the Trust, or VRL, nor any associate or affiliate of any one of them has or has had, at any time since the year ended December 31, 2005, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Trust or VRL.

INDEBTEDNESS OF THE TRUSTEE AND THE DIRECTORS AND OFFICERS OF VRL

Neither the Trustee nor any of the directors or officers of VRL, nor any proposed nominee for election as a director of VRL, nor any associate or affiliate of any one of them is, or was, indebted, directly or indirectly, to the Trust or VRL at any time since the beginning of the year ended December 31, 2005.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Trust Units

As at March 15, 2006, the Trust had 63,427,936 issued and outstanding Trust Units. Unitholders as of the close of business on March 17, 2006 or their duly appointed proxies will be entitled to attend the Meeting or to register a vote. Each Trust Unit entitles the holder thereof to one vote at all meetings of Unitholders for each Trust Unit held.

Exchangeable Shares

As at March 15, 2006, one Special Voting Unit has been issued to the Exchangeable Shares Trustee under the Voting and Exchange Trust Agreement in conjunction with the issuance of Exchangeable Shares pursuant to the Arrangement. Shareholders of Exchangeable Shares as of the close of business on March 17, 2006 will be entitled to attend the Meeting and to vote with respect to the matters to be considered at the Meeting in accordance with the terms and conditions of the Voting and Exchange Trust Agreement. The Special Voting Unit carries a number of votes equal to the number of Trust Units rounded down to the nearest whole number into which the Exchangeable Shares are then exchangeable. Each holder of Exchangeable Shares on March 17, 2006 is entitled to give the Exchangeable Shares Trustee voting instructions for a number of votes equal to the number of Trust Units rounded down to the nearest whole number into which that holder's Exchangeable Shares are then exchangeable. As of March 15, 2006, there are 4,583,061 Exchangeable Shares issued and outstanding and the exchange ratio as of March 15, 2006 was 1.40177 Trust Units for each Exchangeable Share.

PRINCIPAL HOLDERS

As at March 15, 2006, and to the knowledge of the directors and senior officers of VRL no person or company beneficially owned, directly or indirectly, or exercised control or direction over more than 10% of the issued and outstanding Trust Units or Exchangeable Shares. As of March 15, 2006, the directors and senior officers of VRL beneficially owned, directly or indirectly, or exercised control or direction over, 866,839 Trust Units representing approximately 1.4% of the issued and outstanding Trust Units and 4,374,974 Exchangeable Shares representing 95.5% of the issued and outstanding Exchangeable Shares. Each such Exchangeable Share held by such director or senior officer is exchangeable into Trust Units utilizing the exchange ratio as at March 15, 2006 of 1.40177.

REPORT ON EXECUTIVE COMPENSATION

The Governance and Human Resources Committee determined the compensation to be provided to the executive officers of VRL. VRL recognizes the need to deliver a compensation package that recognizes top performance and the ability to attract and retain top performers. Compensation for all of the officers, including the Chief Executive Officer, is reviewed against prevailing industry compensation practices for oil and gas trusts, the Trust's performance in achieving certain goals and the Trust's performance in relation to the performance of the Trust's peers. Standard benefits are provided to all employees, including the executive officers. Executive compensation also includes participation in the trust unit rights incentive plan (the "Rights Incentive Plan") and the VRL employee trust unit ownership and RRSP savings plan (the "Savings Plan"), the Trust Unit Award Incentive Plan (the "TAP") and the employee bonus plan (the "Employee Bonus Plan").

Base Salary: The Governance and Human Resources Committee strives to set all executive annual salaries at a level comparable to executive officers of comparable oil and gas trusts based upon a review of an independently prepared compensation survey by Mercer Human Resources Consulting Limited and information obtained through participation in two associations, the Trust Sector Exchange Group, an association representing other trust companies in the Trust's peer group of companies and the Calgary Exchange Group, an association of small to mid-size oil and gas companies established to exchange member information related to human resources practices.

Bonuses: The Employee Bonus Plan is a broad based plan available to all employees including the executive officers. The Employee Bonus Plan provides that an amount of up to 2.0% per month of net operating income calculated at the end of each calendar month is available to be paid in bonuses pursuant to the Employee Bonus Plan. In no event will the maximum bonus amount allocated pursuant to the Employee Bonus Plan exceed the 2% threshold. For 2005, bonus payments pursuant to the Employee Bonus Plan totalled approximately 1.25% of net operating income or 62% of the maximum allowable under such plan. See "Executive Compensation - Employee Bonus Plan" for more information in respect of the Employee Bonus Plan.

Trust Unit Award Incentive Plan: In October, 2004 the Governance and Human Resources Committee undertook an evaluation of the Trust's long term incentive program for employees, officers, directors and consultants of the Trust and its subsidiaries with the goal of developing an annual incentive plan tied to performance relative to predetermined corporate and individual performance objectives. An aggregate of 336,050 Unit Awards (as defined below) have been granted to employees, officers, directors and consultants of the Trust and its subsidiaries as of March 15, 2006. The terms of the TAP are described in more detail under "Executive Compensation - TAP".

Rights Incentive Plan: The Board may grant trust unit incentive rights ("Rights") to purchase Trust Units to directors, officers, employees and consultants of the Trust. With the implementation of the TAP, it is anticipated that the granting of Rights under the Rights Incentive Plan will be utilized only in limited circumstances. None of the Named Executive Officers (as defined below) received Rights in 2005.

Savings Plan: As an integral part of the Trust's incentive program, the Savings Plan represents VRL's ongoing commitment to maintaining a value driven approach - employees who think like owners, invest the Trust's money that way. This is a voluntary plan that allows all eligible employees, including executive officers, to contribute a percentage of their base salary earnings to the Savings Plan, of which VRL will match each dollar contributed by the employee, up to a maximum of 7%. Funds contributed up to the maximum combined contribution of 14% of the base salary are used to purchase Trust Units through the facilities of the Toronto Stock Exchange (the "TSX"). The Trust Units purchased through the employee and VRL contributions can be sold at any time, provided that any Trust Units purchased with VRL contributions must have been held for at least one year from the date of contribution. In the event an employee chooses to sell his/her units prior to having held the Trust Units for one year, a penalty will be imposed on the employee of not providing company contributions for a period of three months.

The Governance and Human Resources Committee believes that the compensation of VRL's executive officers successfully combines reasonable base compensation with additional potential short-term and long-term financial rewards that are tied to positive operational and financial results and increases in Unitholder value.

The foregoing report is respectfully submitted to the Unitholders by the Governance and Human Resources Committee.

Jeffrey S. Boyce
Joseph F. Killi
Larry J. Macdonald

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides a summary of compensation information for each of the chief executive officer, chief financial officer and three other most highly compensated executive officers of VRL (collectively, the "Named Executive Officers") for the three years ended December 31, 2005.

	Annual Compensation						Long-Term Compensation
							Awards		Payout
Name and Position(1)	Year	Salary ($)		Bonus(2) ($)		Other Annual Compensation ($)	Securities under Trust Unit Incentive Rights Plan(3) (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation(4) ($)
Lorenzo Donadeo(5) President and Chief Executive Officer	2005 2004 2003	312,500 295,833 275,000	(6)	500,000 500,000 500,000	(7)	- - -	- 75,000 450,000	- - -	- - -	36,625 25,626 13,688	(8)
Curtis Hicks(9) Executive Vice-President and Chief Financial Officer	2005 2004 2003	218,750 208,333 166,667	(10)	220,000 220,000 220,000		- - -	- 75,000 300,000	- - -	- - -	10,938 10,417 8,333
George (Bob) MacDougall (11) Executive Vice-President and Chief Operating Officer	2005 2004 2003	205,833 93,330 -		220,000 120,000 -		- - -	- 201,000 -	- -	- -	10,292 4,667 -
John Donovan (12) Executive Vice-President Business Development	2005 2004 2003	155,833 - -		165,000 - -		80,055 - -	- - -	- - -	- - -	8,631 - -
Raj Patel Vice-President, Marketing	2005 2004 2003	184,500 175,583 168,500		175,000 175,000 175,000		- - -	- 33,000 150,000	- - -	- - -	9,225 8,779 8,407

Notes:

(1)	Each Named Executive Officer receives compensation in their role as an officer of VRL, a subsidiary of the Trust.
(2)	Bonuses were paid to the Named Executive Officers, net of required withholdings including income taxes, 50% in Trust Units and the balance in cash.
(3)	No Rights were granted to the Named Executive Officers in 2005 under the Rights Incentive Plan.
(4)	All Other Compensation includes Vermilion's contributions to the Trust's Savings Plan.
(5)
In his role as the Chief Executive Officer of Aventura Energy Inc. ("Aventura"), a subsidiary of the Trust, Mr. Donadeo received an aggregate of 200,000 stock options, of which 75,000 options had an exercise price of $4.00 and 125,000 had an exercise price of $4.05. All of the Aventura options held by Mr. Donadeo were exercised in May 2004. All of the shares of Aventura were acquired by BG Canada Ltd. in May 2004 in exchange for cash consideration of $5.10 per share. In his role as a director of Verenex Energy Inc. ("Verenex"), a subsidiary of the Trust, Mr. Donadeo received an aggregate of 75,000 stock options of Verenex such options have an exercise price of $2.50 and expire June 29, 2009

(6)	Mr. Donadeo was appointed President and Chief Executive Officer of VRL on January 22, 2003. Prior to that time, Mr. Donadeo held the position of Chief Operating Officer of VRL.
(7)	Mr. Donadeo received a one-time payment of $330,000 as determined by the Board, resulting from the key role that he played in initiating the transaction creating the Trust in 2003.
(8)	Mr. Donadeo's total includes directors fees received from Verenex in the year 2005 and 2004.

(9)
In his role as director of Glacier Energy Limited ("Glacier"), Mr. Hicks received an aggregate of 72,000 stock options, all of which had an exercise price of $1.00. All of the Glacier options held by Mr. Hicks were exercised in December 2005. All of the shares of Glacier were acquired by VRL in December 2005 in exchange for cash consideration of $6.25 per share.

(10)	Mr. Hicks was appointed Executive Vice-President and Chief Financial Officer on August 5, 2004. From March 3, 2003 until August 4, 2004 Curtis Hicks served as Vice President, Finance of VRL.
(11)
Mr. MacDougall was appointed to Executive Vice-President and Chief Operating Officer of VRL effective March 1, 2006. From July 7, 2004 until March 1, 2006, Mr. MacDougall held the position of Chief Operating Officer of VRL.

(12)	Mr. Donovan was appointed to Executive Vice-President Business Development of VRL on March 21, 2005.

Rights Granted

There were no Rights granted to the Named Executive Officers during 2005 pursuant to the Rights Incentive Plan. See "Rights Incentive Plan".

Aggregate Rights Exercised and Year-End Values

The following table sets forth, with respect to the Named Executive Officers, the number of Unexercised Rights and the value of the in-the-money Rights as at December 31, 2005.

Aggregate Rights Exercised During The
Most Recently Completed Financial Year and
Financial Year-End Rights Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Rights At FY-End (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Rights at FY-End ($) Exercisable/Unexercisable(1)
Lorenzo Donadeo(2)	150,000	2,419,500	150,000/225,000	3,610,500/4,667,250
Curtis Hicks(2)	20,000	287,400	139,300/175,000	3,327,877/3,445,750
George (Bob) MacDougall	7,500	71,100	59,500/134,000	931,175/2,097,100
John Donovan	-	-	-	-
Raj Patel	-	-	100,000/83,000	2,407,000/1,668,470

Notes:
(1)
At the election of a holder of Rights, the exercise price per Right granted under the Rights Incentive Plan may be reduced from time to time by deducting from the Grant Price the aggregate of all distributions, on a per Trust Unit basis, made by the Trust after the date of grant which represents a return of more than 0.833% of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test has been met, then the entire amount of the distribution may be deducted from the Grant Price.

(2)
Mr. Hicks also acquired 72,000 common shares of Glacier on exercise of Glacier stock options. Mr. Hicks realized an aggregate value of $5.25 per share upon tendering the shares acquired on exercise of such stock options to the takeover bid of Glacier by VRL.

              The value of the exercisable Rights (market value of Trust Units less the initial exercise price reduced by eligible distributions), was based upon the closing price of $29.74 of the Trust Units on December 30, 2005, the last trading day in 2005 on the TSX.

LTIP Awards

The following table sets forth, with respect to the Named Executive Officers, the number of grants made under the TAP program. These grants are unvested and outstanding as of December 31, 2005.

LTIP Awards in Most Recently Completed Financial Year

			Estimated Future Payouts Under Non-Securities-Price-Based Plans
NEO Name	Securities, Units or Other Rights (#)	Performance or Other Period Until Maturation or Payout(1)	Threshold ($ or #)(2)	Target ($ or #)	Maximum ($ or #)
Lorenzo Donadeo	39,900	December 31, 2008	39,900	39,900	79,800
Curtis Hicks	20,000	December 31, 2008	20,000	20,000	40,000
George (Bob) MacDougall	10,000	December 31, 2008	10,000	10,000	20,000
John Donovan	60,000	December 31, 2008	60,000	60,000	120,000
Raj Patel	12,100	December 31, 2008	12,100	12,100	24,200

Notes:

(1)	The performance period for all TAP awards is on the calendar year(s) relevant to the award. Payout occurs upon vesting in March of the following year. For TAP awards vesting in thirds (provided to Mr. Donovan), the performance period for the first award is the first calendar year of their employment; the second performance period is the performance for the first calendar year averaged with the performance of the second calendar year; and the performance period for the third calendar year is the performance for the first calendar year averaged with the performance of the second and third calendar years. The performance period for the awards provided to Messrs. Donadeo, Hicks, MacDougall and Patel are averaged over three calendar years and vest in full on the third anniversary of the award.
(2)	Upon the vesting of a Unit Award, all of the Restricted Units subject to a Performance Based Award will be multiplied by the Performance Factor, prior to delivery to the grantee. The Performance Factor used to determine the number of Restricted Units which have vested on a vesting date is based on the percentile rank of total Unitholder Return relative to the returns calculated on a similar basis on securities of the Trust's peer comparison group. The Performance Factor ranges from zero to two. See "Execution Compensation - TAP" for a detailed description of the terms of the TAP.

Remuneration of Directors

For the year 2005, an annual retainer of $15,000 was paid to each independent director together with Board meeting fees of $1,000 per Board meeting and $1,000 per committee meeting. Independent directors who were directors of VRL for a part year had their annual retainers pro-rated for the number of months in such position. In addition, the Chairman of the Board received an annual retainer of $35,000 for 2005. Each committee chair, with the exception of the Audit Committee Chair, receives an annual retainer of $3,000. The Audit Committee Chair receives an annual retainer of $10,000. In the year ended December 31, 2005, a total of $202,125 in fees were paid to the independent directors of VRL.

Directors are entitled to participate in the TAP and Rights Incentive Plan and receive reimbursement for out-of-pocket expenses for attendance at meetings of the Board and any committees of the Board. An aggregate of 84,200 TAP awards were issued to the directors of VRL during 2005.

TAP

            The Board and Unitholders approved the issuance of Trust Units granted under the TAP, to be issued from treasury for employees, officers, directors and consultants of the Trust or any affiliate who are providing services to the Trust or any affiliate of the Trust on an ongoing basis, or have provided or are expected to provide services to the Trust or any affiliate effective January 31, 2005. An aggregate of 871,958 Unit Awards (as described below) are outstanding as of March 15, 2006 under the TAP. The TAP allows Trust Units deliverable pursuant to Unit Awards granted under the TAP to be issued from treasury. In accordance with the terms of the TAP, two types of Trust Unit awards ("Unit Awards") may be granted - Restricted Time Based Awards and Performance Based Awards. Unit Awards granted to executives shall at all times be designated as Performance Based Awards. Grantees of Unit Awards, other than executives, shall be permitted to allocate the applicable Unit Award as between a Performance Based Award or a Restricted Time Based Award either: (a) 100% as a Performance Based Award; or (b) 75% as a Performance Based Award and 25% as a Restricted Time Based Award, and such determination shall be reflected in the Unit Award Agreement. Failure by a grantee to elect a particular allocation shall result in the grantee being deemed to have selected the allocation in (b) above.

At the sole discretion of the Board, Trust Units deliverable pursuant to Unit Awards may be issued from treasury or acquired through the facilities of the TSX. The number of Trust Units reserved for issuance from time to time pursuant to Unit Awards may not exceed 10% of the aggregate number of outstanding Trust Units (calculated on an undiluted basis). In addition, no one Service Provider may be granted any Unit Award which, together with all Unit Awards then held by such grantee, would entitle such grantee to receive a number of Trust Units which exceeds 5% of the outstanding Trust Units (calculated on an undiluted basis).

The vesting date for the Restricted Units subject to either a Performance Based Award or a Restricted Time Based Award shall be on March 1 of the third year following the date of the Unit Award. Upon the vesting of a Unit Award, all of the Restricted Units subject to either a Performance Based Award or a Restricted Time Based Award shall be deliverable to the grantee, multiplied in the case of a Performance Based Award by the Performance Factor (as defined in the TAP).

With respect to any Unit Award granted to a Service Provider in the first year of service, the issue dates for the Restricted Units subject to either a Performance Based Award or a Restricted Time Based Award thereunder shall be as follows:

(a)
as to 33 1/3% (or such other percentage pro rated to give effect to the date of the Unit Award as set forth in the Service Provider's Unit Award Agreement) of the Restricted Units subject to either a Performance Based Award or a Restricted Time Based Award with respect to such Unit Award, multiplied in the case of a Performance Based Award by the Performance Factor, on March 1 of the first year following the date of the Unit Award shall be deliverable to the grantee;

(b)
as to 33 1/3% (or such other percentage pro rated to give effect to the date of the Unit Award as set forth in the Service Provider's Unit Award Agreement) of the Restricted Units subject to either a Performance Based Award or a Restricted Time Based Award with respect to such Unit Award, multiplied in the case of a Performance Based Award by the Performance Factor, on March 1 of the second year following the date of the Unit Award shall be deliverable to the grantee; and

(c)
as to 33 1/3% (or such other percentage pro rated to give effect to the date of the Unit Award as set forth in the Service Provider's Unit Award Agreement) of the Restricted Units subject to either a Performance Based Award or a Restricted Time Based Award with respect to such Unit Award, multiplied in the case of a Performance Based Award by the Performance Factor, on March 1 of the third year following the date of the Unit Award shall be deliverable to the grantee in accordance with the TAP, provided, however, that in the event of an unsolicited takeover bid for the Trust Units prior to any issue date of the Restricted Units that number of Restricted Units subject to either a Performance Based Award or a Restricted Time Based Award equal to all Restricted Units credited to the grantee that have not yet vested at such time, multiplied in the case of a Performance Based Award by the Performance Factor, shall vest on the earlier of: (i) the next applicable issue date determined in accordance with the above provisions, and (ii) immediately prior to the effective time of a change of control transaction.

In addition, the Restricted Units which have vested on a vesting date will be cumulatively adjusted with the fair market value of the monthly market price to account for distributions attributable to such Restricted Units from the date of grant to the vesting date.

Under the terms of the TAP, the Board may elect in its discretion to pay to any grantee of a Unit Award in lieu of delivering all or any part of the Units that would be otherwise delivered to the grantee on such issue date a cash amount equal to the aggregate fair market value of the Trust Units that would otherwise have been issued on such issue date in consideration for surrender by the grantee to the Trust of the right to receive all or any part of the Trust Units under such Unit Award.

In the event that a grantee of a Unit Award is terminated for cause, all Unit Award Agreements and all unvested Restricted Units will be terminated and all rights to receive Trust Units thereunder will be forfeited. In the event a grantee of a Unit Award is terminated for any reason other than for cause, all outstanding Unit Award Agreements and all unvested Restricted Units will be terminated as of the date of the notice of termination and all outstanding Restricted Awards will be terminated as of the last day of any notice period in respect of such termination. In the event a grantee of a Unit Award voluntarily resigns, all Unit Award Agreements and all unvested Restricted Units will be terminated as of the last day of any notice period applicable in respect of such resignation. In the event a grantee takes a leave of absence (other than maternity leave, parental leave or disability leave), the vesting of all Restricted Units which are unvested shall be suspended and such terms of vesting shall be adjusted upon completion of the leave of absence such that the date of vesting is extended in proportion to the length of the leave of absence. In the event of the death of the grantee, the vesting date of all Restricted Unit Awards shall be accelerated as of the date of the grantee's death provided that the Board, taking into account the performance of the Trust and the grantee, may determine the performance factor to be applied and the number of Restricted Units which will vest.

Under the terms of the TAP, the Board or such committee of the Board as the Board considers appropriate from time to time will have the authority to administer the TAP and to exercise all the power and authority granted to it or necessary or advisable in the administration of the TAP. The determinations of any committee will be subject to review and approval by the Board. VRL retains the right to amend from time to time or to terminate the terms and conditions of the TAP by resolution of the Board.

Any amendments will be subject to the prior consent of any applicable regulatory bodies, including the TSX, and Unitholder approval, as may be required. Any amendment to the TAP shall take effect only with respect to Unit Awards granted after the effective date of such amendment, provided that it may apply to any outstanding Unit Awards with the mutual consent of VRL and the Service Providers to whom such Unit Awards have been made.

Rights Incentive Plan

The Board and the Unitholders have approved the Rights Incentive Plan for directors, officers, employees or service providers of VRL which currently permits the granting of Rights to purchase up to a maximum of 6,000,000 Trust Units provided that the number of Trust Units reserved from time to time for Rights may not be more than 10% of the aggregate number of the then issued and outstanding Trust Units and no one insider or its associates will be granted Rights entitling the holder to greater than 5% of the then issued and outstanding Trust Units. Pursuant to the Rights Incentive Plan, the directors of VRL may, from time to time, at their discretion, grant to service providers of the Trust, or any of its subsidiaries, including VRL, in connection with their employment or position, Rights to purchase Trust Units.

During the year ended December 31, 2005, there were 56,000 Rights granted to purchase Trust Units at an exercise price of $18.72 per Trust Unit. As at December 31, 2005 an aggregate of 3,628,250 Rights were outstanding and 501,700 Rights were available to be granted. As at December 31, 2005, 6,000,000 Trust Units were reserved for issuance pursuant to Rights representing 9.6% of the then issued and outstanding Trust Units. Since the implementation of the TAP, it is anticipated that the granting of Rights under the Rights Incentive Plan will be utilized only in limited circumstances.

The Board may, in its discretion, permit vested Rights to be surrendered to the Trust unexercised in consideration for a payment to the holder of such Rights in cash or Trust Units having a value equal to the excess, if any, of the aggregate fair market value of the Trust Units able to be purchased pursuant to such Rights, determined by reference to the closing price of the Trust Units on the TSX on the trading day immediately prior to the date of surrender of the Rights, over the aggregate exercise price of the Rights. All Rights will be non-assignable and non-transferable.

The term of a Right may be exercised during a period not exceeding ten years from the date upon which the Right was granted (the "Grant Date"), however, VRL limited the term for Rights issued to five years.

Any Rights granted shall vest pursuant to vesting schedules determined by the Board in its sole discretion. VRL's current provisions for vesting require all rights agreements, including those provided to directors and executive officers, to either vest in thirds (as a new hire), with the first third vesting one year from the date of grant or to vest in full, three years from the grant date. The rights agreements also provide for the vesting period to be delayed for the same period of time extended with a leave of absence without pay (for any reason other than maternity leave, parental leave or disability leave), recognizing the recipient has stepped away from the ability to contribute to the success of VRL during such leave. Early vesting privileges are also provided in the event of a termination, providing the terminated employee exercise Rights that would have normally vested during their severance period.

Subject to regulatory approval, the Grant Price per Right shall be equal to the per Trust Unit closing price of the Trust Units on the TSX on the trading day immediately preceding the Grant Date. At the election of a holder of Rights, the Exercise Price per Right may be calculated by deducting from the Grant Price the aggregate of all distributions, on a per Trust Unit basis, made by the Trust after the Grant Date, provided the aggregate amount of such distribution represents a return of more than 0.833% of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month.

The Board may, in its discretion, amend the terms and conditions of the Rights Incentive Plan or terminate the Rights Incentive Plan. Any amendment to the plan shall be subject to the prior consent of any applicable regulatory bodies, including the TSX.

Employee Bonus Plan

The principal purpose of the Employee Bonus Plan is to advance the interests of the Trust and its subsidiaries (collectively, "Vermilion") by providing for bonuses for employees of Vermilion who are designated as participants thereunder. The Employee Bonus Plan is intended to attract and retain such employees, make their compensation competitive with other opportunities, provide them with an incentive to strive to achieve the financial and business objectives of Vermilion, and align their interests with those of the Unitholders.

The Employee Bonus Plan is administered by the Board. Under the Employee Bonus Plan, the Board will, on an annual basis, assess the performance of employees and may allocate a bonus in such amount as the Board determines appropriate in its sole discretion based upon corporate performance and the achievement of key organizational success factors and value added by the individual. In no event will the maximum bonus amount allocated pursuant to the Employee Bonus Plan exceed 2% per year of the net operating income of Vermilion. For 2005, bonus payments pursuant to the Employee Bonus Plan totalled approximately 1.25% of net operating income or 62% of the maximum allowable under such plan. The payment of bonuses in any plan year may be made in cash, Trust Units or in a combination of cash and Trust Units as the Board may determine in its sole discretion. A total of 2,000,000 Trust Units are reserved for issuance pursuant to the Employee Bonus Plan. In the event of a change of control, VRL shall terminate the Employee Bonus Plan and pay each participant a final bonus amount determined and allocated by the Board in its sole discretion out of the monthly bonus amount accumulated within the plan at the time of the change of control. This amount will accrue at the maximum rate of 2% per month of the net operating income of Vermilion for each month. For the fiscal period ended December 31, 2005, an aggregate of 14,400 Trust Units were issued pursuant to the Employee Bonus Plan representing less than 0.03% of the issued and outstanding Trust Units.

The Board may, in its discretion, pay cash bonuses to its employees in addition to the bonuses payable in cash and Trust Units under the Employee Bonus Plan. The Board may amend the Employee Bonus Plan at any time. The directors of VRL are not eligible to participate in the Employee Bonus Plan.

Employee Savings Plan

Participation in the Savings Plan is voluntary and allows eligible employees, including VRL's executive officers, to contribute a percentage of their base salary earnings to the Savings Plan, of which VRL will match each dollar contributed by the employee. Funds contributed up to the maximum combined contribution of 14% of the participating employee's base salary are used to purchase Trust Units on the TSX. The Savings Plan may also be utilized in conjunction with the Trust's distribution reinvestment and optional trust unit purchase plan. For the fiscal period ended December 31, 2005, an aggregate of 45,446 Trust Units were purchased on the TSX at prices ranging from $20.25 per Trust Unit to $29.87 per Trust Unit pursuant to the Savings Plan.

Employment Contracts

Each of the Named Executive Officers is a party to an executive employment agreement with VRL pursuant to which VRL will make a lump-sum payment to the executive in the event of termination without cause, for "good reason" or in the event of a "change of control" (as defined in the employment agreements). The amount of the lump sum payments in respect of Messrs. Donadeo, Hicks, MacDougall and Donovan is equal to 24 months salary together with the average of the previous three years of bonus payments. If the termination occurs prior to receipt of the payment of three years of bonus payments, the executive shall receive the average of the bonuses paid for each full year of service (in the three year period) to date. In addition, each of such executive officers would receive the cash equivalent of 24 months of benefits in effect as of the date the termination notice is given. In respect of Mr. Patel, the amount of the lump sum payment which will be made to the executive in the event of termination without cause, for "good reason" or in the event of a "change of control" is equal to 12 months salary, the average of the previous three years of bonus payments as calculated above and the cash equivalent of 12 months of benefits in effect as of the date the termination notice is given.

SECURITIES ISSUABLE UNDER EQUITY COMPENSATION PLANS

The following table sets forth, as at December 31, 2005, the number of Trust Units to be issued upon exercise of outstanding Rights issued pursuant to the Rights Incentive Plan and pursuant to Unit Awards under the TAP, the weighted average exercise price of such outstanding Rights and Unit Awards and the number of Trust Units remaining available for future issuance under the Rights Incentive Plan and the TAP.

Plan Category	Number of securities to be issued upon exercise of outstanding Rights and Unit Awards	Weighted-average exercise prices of outstanding Rights and Unit Awards	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Rights Incentive Plan (approved by securityholders)(1)	3,628,250(2)	$13.94	501,700
TAP (not approved by securityholders)(3)	654,350(4)	N/A(5)	5,688,444
Total	4,282,600	N/A	6,190,144

Notes:
(1)	The Rights Incentive Plan was approved in connection with the Arrangement in January 2003.
(2)	Includes the issuance of Trust Units issuable upon the exercise of Rights as further described under the heading "Executive Compensation - Rights Incentive Plan".
(3)
At the time of its implementation, the TAP did not provide for the issuance of Trust Units from treasury to satisfy Unit Awards under the TAP; all Unit Awards were then contemplated to be satisfied by the purchase of Trust Units on the open market. As Trust Units issuable pursuant to Unit Awards were only purchased on the open market, the rules of the TSX did not require the Unitholders to approve the TAP. In May 2005, the Unitholders approved an amendment to the TAP which allows the Trust to either purchase Trust Units on the open market or to issue Trust Units from treasury to satisfy Unit Awards, at the discretion of the Board.

(4)	Includes the issuance of Trust Units issuable upon the exercise of Unit Awards as further described under the heading " Executive Compensation - TAP".
(5)	The TAP is considered to be a full value type incentive plan whereby holders of Unit Awards receive Trust Units upon vesting without the payment of an exercise price.

RECORD OF CASH DISTRIBUTIONS

The following table sets forth the amount of monthly cash distributions per Trust Unit paid by the Trust since the completion of the Arrangement on January 22, 2003. Distributions are generally paid on the 15th day of the month following the month of declaration.

Period	Distribution Amount for Period per Trust Unit
2003
January 22 to December 31	$1.87
2004
January to December	$2.04
2005
January to December	$2.04
2006
January	$0.17
February	$0.17
Total Cash Distribution since January 22, 2003	$6.29

Note:
(1)
On March 15, 2006, the Trust announced that it would pay a cash distribution of $0.17 per Trust Unit to Unitholders of record as of March 31, 2006 on April 13, 2006 (the "March Distribution"). The Total Cash Distributions since January 22, 2003 does not include the March Distribution.

PERFORMANCE ANALYSIS

The following graph illustrates changes from January 24, 2003 to December 31, 2005 in the cumulative Unitholder return, assuming an initial $100 investment in Trust Units with all cash distributions reinvested at the record date of such distributions, compared to the cumulative return of the S&P/TSX Composite Index and the S&P/TSX Total Return Energy Trust Index, assuming the reinvestment of distributions, where applicable, for the comparable period.
Date	Vermilion Energy Trust	S&P/TSX Composite Index	S&P/TSX Energy Trust Index
January 24, 2003(1)	$100.00	$100.00	$100.00
June 30, 2003	$120.33	$104.65	$111.10
December 31, 2003	$147.72	$124.25	$142.67
June 30, 2004	$183.35	$130.26	$147.57
December 31, 2004	$216.83	$142.25	$186.21
June 30, 2005	$263.72	$153.76	$219.46
December 30, 2005	$348.87	$176.57	$278.16

Note:
(1)	The Trust Units began trading on the TSX on January 24, 2003.
(2)	December 30, 2005 was the last day of trading on the TSX for 2005.

CORPORATE GOVERNANCE

Board of Directors

The Trust's corporate governance practices have been established pursuant to the terms of the Trust Indenture and with reference to the provisions of National Instrument 58-201, Corporate Governance Guidelines ("NI 58-201"). VRL is committed to a high standard of corporate governance practices. The Board believes that this commitment is not only in the best interest of Unitholders but that it also promotes effective decision making at the Board level. The Board is of the view that its approach to corporate governance is appropriate and complies with the objectives and guidelines relating to corporate governance set forth in NI 58-201. In addition, the Board monitors and considers for implementation by VRL the corporate governance standards which are proposed and/or enforced by various Canadian regulatory authorities or which are published by various non-regulatory organizations in Canada.

Independence

The Board has adopted governance guidelines consistent with NI 58-201 which provide, among other things, that the Board shall consist of a majority of independent directors.

The Board currently consists of seven directors who provide a wide diversity of business experience. Five of the Board members are independent directors as such term is defined by National Instrument 58-101, Disclosure of Corporate Governance Practices ("NI 58-101"). Each of the independent directors has no direct or indirect material relationship with the Trust, including any business or other relationship, which could reasonably be expected to interfere with the director's ability to act with a view to the best interests of the Trust or which could reasonably be expected to interfere with the exercise of the director's independent judgement.

Mr. Donadeo is not considered by the Board to be an independent director within the meaning of NI 58-101 in that he is currently an executive officer of VRL. Similarly, Mr. Ghersenich is not considered by the Board to be an independent director within the meaning of NI 58-101 in that he has been an executive officer of VRL within the past three years.

The members of the Board have diverse backgrounds and expertise, and were selected in the belief that the Trust benefits materially from such a broad range of experience and talent. The Board is committed to reviewing the number of directors regularly and currently considers seven directors to be appropriate for the Trust's size and a number that facilitates effective decision-making, as well as an appropriate mix of backgrounds and skills for the stewardship of the Trust. See "Annual Meeting Matters - Election of Directors" for additional information on each director.

Other Directorships

The names of all other reporting issuers on which each director serves as a director is set out in this Proxy Statement and Information Circular under the heading "Annual Meeting Matters - Election of Directors".

Board Meetings

The Board holds four regular meetings each year, as well as additional meetings as required. The Board has determined that in camera sessions of the directors will be held when deemed necessary by the independent directors so that the independent members of the Board will have an opportunity to meet without the presence of members of the Board who are not independent. The Audit Committee of the Board meets in camera following regularly scheduled Audit Committee Meetings.

For the year ended December 31, 2005, there were five meetings of the independent directors.

The independent members of the Board are authorized to retain independent financial, legal and other experts as required at the expense of the Trust whenever, in their opinion, matters come before the Board which require an independent analysis by the independent members of the Board.

Chairman of the Board
The Board has appointed Larry Macdonald, an independent director, to act as the Chairman of the Board to ensure the Board acts independently of management and properly discharges its responsibilities. Mr. Macdonald has served as Chairman of the Board since January 2003.

Attendance Record

The attendance record for each director for all Board meetings held during the year ended December 31, 2005, is set out below:

Number of Meetings Attended
Name of Director	Board	Audit Committee	Governance, Human Resources and Governance Committee	Reserves Committee	Health, Safety and Environment Committee
Jeffrey S. Boyce	5 of 5	5 of 5	4 of 4	2 of 2	1 of 1
W. Kenneth Davidson(1)	N/A	N/A	N/A	N/A	N/A
Lorenzo Donadeo	5 of 5	N/A	N/A	N/A	N/A
Claudio A. Ghersinich	5 of 5	N/A	N/A	N/A	N/A
Joseph F. Killi	5 of 5	5 of 5	4 of 4	N/A	N/A
Larry J. Macdonald	5 of 5	5 of 5	4 of 4	2 of 2	1 of 1
William F. Madison	5 of 5	5 of 5	N/A	2 of 2	1 of 1
Note:
(1) Mr. Davidson was appointed to the Board on December 1, 2005. As such, Mr. Davidson did not attend any meetings in 2005.

Mandate of the Board

Pursuant to the Trust Indenture, the Board has responsibility for the stewardship of the Trust. The Board has adopted formal terms of reference setting out the Board's stewardship responsibilities. In carrying out its mandate, the Board meets regularly and a broad range of matters are discussed and reviewed for approval. The Board participates with management in the development and approval of the Trust's strategic plan, which takes into account the Trust's opportunities and risks associated with its business. The Board also approves all overall plans and strategies, budgets, internal controls and management information systems, risk management as well as interim and annual financial and operating results. At regularly scheduled meetings, members of the Board and management discuss a broad range of issues relevant to the Trust's strategy. The Board's participation in the strategic planning process involves consideration of the principal risks inherent in the Trust's business. The Audit Committee of the Board addresses specific risks and risk management in its review of the Trust's financial statements. These matters include overall plans and strategies, budgets, internal controls and management information systems, risk management as well as interim and annual financial and operating results. The Board, as a whole, with the assistance of the Health, Safety and Environment Committee, as necessary, address specific risks and risk management related to the Trust's environment, health and safety activities, and compliance with applicable rules and regulations. The Board is also responsible for the approval of all major transactions, including equity issuances as well as for the Trust's debt and borrowing policies. The Board strives to ensure that actions taken by the Trust correspond closely with the objectives of the Unitholders. The Board meets at least once annually to review in depth the Trust's strategic plan and it reviews the Trust's resources which are required to carry out the Trust's growth strategy and to achieve its objectives. In addition, the Board reviews the mandate on an annual basis.

Please see attached Schedule "A" for a copy of the Trust's current Board mandate.

Position Descriptions

Chairman of the Board

The Board has adopted terms of reference with respect to the Chairman of the Board's role. The Chairman of the Board ensures that the Board meets on a regular basis without management, emphasizes the boundaries between the Board's and management's responsibilities, ensures prospective Board members understand the role and contribution of directors, and ensures the Board addresses its responsibilities in relation to corporate governance.

The Chairman of the Board is charged with ensuring that the Board carries out its responsibilities and that these responsibilities are clearly understood by all of its members. The Chairman of the Board also ensures that the Board can function independently of management, that the necessary resources and procedures are available or in place to support its responsibilities and that the appropriate functions are delegated to the relevant committees. The Chairman of the Board is responsible for overseeing and setting agendas for meetings of the Board, for the quality of information sent to directors and for the in camera sessions held among the independent directors at each Board meeting. The Chairman of the Board also oversees the annual performance review of the Chief Executive Officer which is conducted by the Board and the annual Chief Executive Officer succession planning matters. The Chairman of the Board also reviews the performance of those executive officers which report directly to the Chief Executive Officer. The Chairman also oversees the Board and peer assessment of the directors.

Chief Executive Officer

Day-to-day leadership and management of the Trust are the responsibility of the President and Chief Executive Officer and other management, subject to the Board's stewardship. The Chief Executive Officer is responsible to lead and manage the Trust within parameters established by the Board and its relevant committees. The Chief Executive Officer is also responsible for developing and recommending strategic plans to the Board and for involving the Board in the early stages of strategy development. Additionally, the Chief Executive Officer is expected to successfully implement capital and operating plans; report regularly to the Board on the progress and results compared with the operating and financial objectives, and initiate courses of action for improvement; develop and maintain a sound, effective organization structure; and ensure progressive employee training and development programs.

Orientation and Continuing Education

New directors are provided with an orientation and education program which includes written information about the duties and obligations of directors, the role of the Board and its committees, the expected contributions of individual directors and the business and operations of the Trust. New directors are also provided the opportunity to participate in meetings and discussions with senior management and other directors. The details of the orientation of each new director are tailored to that director's individual needs and areas of expertise.

Directors are kept informed as to matters impacting, or which may impact, the Trust's operations through reports and presentations at the quarterly Board meetings. Special presentations on specific business operations are also provided to the Board.

Ethical Business Conduct

The Board has adopted a written Code of Conduct and Ethics for directors, officers and employees (the "Code"). A copy of the Code has been filed on and is accessible through SEDAR at www.sedar.com. A copy of the code may also be obtained upon request by contacting the Trust at 2800, 400 - 4th Avenue S.W., Calgary, Alberta, T2P 0J4, telephone: (403) 269-4884.

The Code provides that directors, officers and employees must, among other things: (a) avoid situations that may result in a conflict or perceived conflict between personal interests of directors, officer and employees and the interests of the Trust; (b) provide full disclosure of any actual or potential conflicts of interest; (c) at all times comply fully with applicable law and avoid any situation which could be perceived as improper or unethical; and (d) not hold any significant financial interest, either directly or indirectly, in an organization which has a relationship with the Trust.

Compliance with the Code is monitored by the Governance and Human Resources Committee. To the knowledge of the Board, there have been no departures from the Code during the year ended December 31, 2005 that would require the filing of a material change report.

The Board has reviewed and approved a policy on corporate disclosure, confidentiality and insider trading for the Trust, in order to promote consistent disclosure practices aimed at informative, timely and broadly disseminated disclosure of material information to the market in accordance with applicable securities legislation. The Board has also reviewed and approved a whistle-blower policy, to promote, among other things, the disclosure and reporting of any serious weaknesses which may affect the financial stability and assets of the Trust and its operating entities.

Nomination of Directors

With the oversight of the Chairman of the Board, the Board is responsible for succession planning at the Board and senior management levels. The Board has constituted a Governance and Human Resources Committee comprised of independent directors which is responsible for nominating new directors and assessing the Board as well as individual directors on an ongoing basis. With respect to new directors, the full Board determines the competencies, skills and personal qualities that the Governance and Human Resources Committee should seek in new Board members to add value to the Trust.

Compensation

Determination of Compensation

The remuneration paid to VRL's directors and officers is reviewed each year by the Governance and Human Resources Committee. The level of remuneration is designed to provide a competitive level of remuneration relative to comparable positions in the marketplace. A peer group is developed by identifying trusts and other corporations primarily within the Trust's markets of similar size considering value of assets, number of employees and revenue. Consultants are periodically retained to obtain this information and to assess the Trust's relative position. Additional disclosure regarding executive compensation is set forth under the heading "Executive Compensation".

Governance and Human Resources Committee

The Governance and Human Resources Committee has been the responsibility for determining the compensation of the Trust's directors and officers. The mandate of the committee in respect of compensation matters requires the committee to: (a) in consultation with the Chief Executive Officer, approve compensation, including stock and option plans, incentives and bonuses and benefit plans for executive officers, including the Chief Executive Officer; and (b) review all share compensation plans, including the designation of employees who are entitled to participate in the plans.

Compensation Consultants

The Governance and Human Resources Committee has the power to retain consultants, including compensation consultants or advisors, as the committee may determine necessary or advisable to carry out its responsibilities. A consultant was hired to prepare an analysis on the Named Executive Officers for the 2003 and the 2004 proxy data with respect to executive compensation against the Trust's peer group of trust companies. In addition, the consultant assisted the Trust with the preparation of spreadsheets, comparing employee compensation, including the executive officers against industry compensation data.

Ownership Policy

The Board has adopted a policy that each director should hold that number of Trust Units equivalent to the value of the annual retainer paid to each director. The directors will have five years from the later of January 1, 2005 or the date they first became directors to acquire such Trust Units.

Board Committees and their Mandates

The Board presently has four standing committees, being an Audit Committee, a Governance and Human Resources Committee, a Reserves Committee and a Health, Safety and Environment Committee. Each member of the Reserves Committee satisfies the requirements of independence established by National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities ("NI 51-101") and each member of the Audit Committee is "an independent" director as defined by Multilateral Instrument 52-110, Audit Committees ("MI 52-110"), as applicable.

Audit Committee

The Audit Committee is comprised of Messrs. Davidson, Killi (Chair), Macdonald and Madison who are all independent and financially literate as defined by MI 52-110. The chair of the Audit Committee, Joseph Killi, holds a chartered accountant designation and has accounting and financial expertise.

The Audit Committee reviews the Trust's interim unaudited consolidated financial statements and annual audited consolidated financial statements and certain corporate disclosure documents including the annual information form, management's discussion and analysis, annual and interim earnings press releases, offering documents (including all prospectuses) and other offering memoranda before they are approved by the Board. The Audit Committee reviews and makes a recommendation to the Board in respect of the appointment and compensation of the external auditor and it monitors accounting, financial reporting, control and audit functions. The Audit Committee meets to discuss and review the audit plans of external auditors and it is directly responsible for overseeing the work of the external auditor with respect to the preparing or issuing of the auditor's report or the performance of other audit, review or attest services, including the resolution of disagreements between management and the external auditor regarding financial reporting. The Audit Committee questions the external auditor independently of management and reviews a written statement of its independence based on the criteria found in the recommendations of the Canadian Institute of Chartered Accountants. The Audit Committee must be satisfied that adequate procedures are in place for the review of the Trust's public disclosure of financial information extracted or derived from its financial statements and it periodically assesses the adequacy of those procedures. The Audit Committee must approve or pre-approve, as applicable, any non-audit services to be provided to the Trust by the external auditor. In addition, it reviews and reports to the Board on the Trust's risk management policies and procedures and reviews the internal control procedures to determine their effectiveness and to ensure compliance with the Trust's policies and avoidance of conflicts of interest. The Audit Committee has established procedures for dealing with complaints or confidential submissions which come to its attention with respect to accounting, internal accounting controls or auditing matters. The Audit Committee has established procedures for dealing with complaints or confidential submissions which come to its attention with respect to accounting, internal accounting controls or auditing matters.

The Audit Committee is in compliance with all requirements under MI 52-110.

The Audit Committee charter and further information with respect to the members and actions of the Audit Committee is included as a schedule to the Trust's Renewal Annual Information Form which is accessible at www.sedar.com or by contacting the Trust at Suite 2800, 400 - 4th Avenue SW, Calgary, Alberta T2P 0J4, telephone: (403) 269-4884.

The Audit Committee met five times in 2005.

Governance and Human Resources Committee

The Governance and Human Resources Committee is comprised of Messrs. Davidson, Killi and Macdonald (Chair) who are all independent directors as defined by NI 58-101. The Governance and Human Resources Committee is responsible for governance issues and for recommending to the Board suitable candidates for director positions. The selection assessment factors include diversity, skills, judgment, integrity, experience, profile, business prospects, and such other factors deemed appropriate, all in the context of an assessment of the perceived needs of the Board and VRL at the particular time. In addition, the Governance and Human Resources Committee assists the Board on corporate governance issues and in compiling the results of a directors' questionnaire dealing with the effectiveness of the Board, its members and its committees.

The Governance and Human Resources Committee's mandate also includes reviewing VRL's human resources policies and procedures and compensation and incentive programs. The Governance and Human Resources Committee is responsible for assessing senior management's performance. The Governance and Human Resources Committee reviews the adequacy and form of directors' compensation and makes recommendations designed to ensure that directors' compensation adequately reflects the responsibilities of the Board and the risks involved in being a director.

The Governance and Human Resources Committee met four times in 2005.

Reserves Committee

The Reserves Committee is comprised of Messrs. Boyce, Macdonald and Madison (Chair) who all satisfy the independence requirements established by NI 51-101. The Reserves Committee is responsible for ensuring that management has designed and implemented effective reserves programs, controls and reporting systems. The Reserves Committee's mandate also includes reviewing the independent reserves evaluation of VRL and any public disclosure of reserves and other oil and gas information and reviewing and approving any proposals to change the evaluating engineers. The Reserves Committee communicates regularly with management to ensure that all reserves evaluations and reports have been properly handled and reported.

The Reserves Committee met two times in 2005.

Health, Safety and Environment Committee

The Health, Safety and Environment Committee is comprised of Messrs. Boyce (Chair), Macdonald and Madison. The Health, Safety and Environment Committee is responsible for ensuring that management has in place effective programs relating to environment, health and safety matters, including the prevention or mitigation of risks, conformity with industry standards and the compliance with applicable legal requirements, and ensuring that management administers VRL's policies and procedures on these matters. It reviews reports and, when appropriate, makes recommendations to the Board on VRL's policies and procedures related to health, safety and the environment.

The Health, Safety and Environment Committee met one time in 2005.

Disclosure Committee

While not a committee of the Board, the Board has approved the formation of a Disclosure Committee to assist senior management of VRL in fulfilling their responsibilities regarding the identification and disclosure of material information about the Trust and the accuracy, completeness and timeliness of the Trust's disclosure. The membership of the Disclosure Committee includes the President and Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer and the Director of Investor Relations. The Disclosure Committee is subject to the supervision of the Governance and Human Resources Committee of the Board. The Disclosure Committee is responsible for: (a) monitoring developments or charges that may constitute material facts or charges; (b) review, and as necessary, revise the Trust's disclosure controls and procedures; and (c) review and supervise the preparation of the Trust's continuous disclosure documents.

Assessments

The Governance and Human Resources Committee has been mandated to perform assessments of the Board as a whole, the committees of the Board, the Chairman of the Board and the other individual directors on an ongoing basis. Individual director evaluations regarding the effectiveness and contribution of the directors are completed by the Governance and Human Resources Committee on an annual basis.

The corporate objectives for which the Chief Executive Officer is responsible are set by the Board, which, with the oversight of the Chairman of the Board, assesses the Chief Executive Officer against such objectives.

SPECIAL MEETING MATTERS

Re-appointment of Trustee

The Trust Indenture provides that the Unitholders shall re-appoint the trustee of the Trust to hold office for an additional three year term. Computershare Trust Company of Canada was first appointed as trustee of the Trust on December 16, 2002.

Approval of Unitholder Rights Plan

At the Meeting, the Unitholders will be asked to consider and, if deemed advisable, approve an ordinary resolution to approve the adoption of a Unitholder rights plan (the "2006 Plan"). To be adopted, the ordinary resolution must be approved by a simple majority of votes cast at the Meeting by holders of Trust Units. Approval of the 2006 Plan by the Unitholders is required by the TSX.

The Trust currently has in place a Unitholder rights plan (the "Existing Plan") that came into effect on January 22, 2003, being the date of completion of the Arrangement creating the Trust and which replaced a shareholder rights plan first established on April 1, 1999 by Vermilion Resources Ltd. and which was terminated as part of the Arrangement. Under the terms of the agreement governing the Existing Plan, the Existing Plan and the issuance of rights thereunder will expire at the termination of the Meeting unless the term of the agreement is extended beyond such date by resolution of the Unitholders. The Board of Directors has determined that it is appropriate to maintain a Unitholder rights plan and has prepared the 2006 Plan to replace the Existing Plan. Given that the Existing Plan was first adopted in 1999, the Trust is of the view that the 2006 Plan is more reflective of the current forms of shareholder rights plans which have recently been adopted.

The Board of Directors adopted the 2006 Plan to ensure, to the extent possible, that all Unitholders are treated equally and fairly in connection with any takeover bid or similar offer for all or a portion of the outstanding Trust Units of the Trust. If approved by Unitholders, the 2006 Plan will be implemented immediately following the Meeting by way of a Unitholder Rights Agreement (the "Unitholder Rights Agreement") between the Trust and Computershare Trust Company of Canada, as rights agent (the "Rights Agent").

Purpose of the Plan

The objectives of the Plan are to ensure, to the extent possible, that all Unitholders are treated equally and fairly in connection with any takeover bid for the Trust. Takeover bids may be structured to be coercive or may be initiated at a time when the Board of Directors of Vermilion will have a difficult time preparing an adequate response to the offer. Accordingly, such offers do not always result in Unitholders receiving equal or fair treatment or full or maximum value for their investment. Under current Canadian securities legislation, a takeover bid is required to remain open for 35 days, a period of time which the Board of Directors believes is insufficient for the directors to: (i) evaluate a takeover bid (particularly if it includes share or trust unit consideration); (ii) explore, develop and pursue alternatives which are superior to the takeover bid and which could maximize Unitholder value; and (iii) make reasoned recommendations to the Unitholders.

The 2006 Plan discourages discriminatory, coercive or unfair takeovers of the Trust and gives the Board of Directors of Vermilion time if, in the circumstances, the Board of Directors determines it is appropriate to take such time, to pursue alternatives to maximize Unitholder value in the event an unsolicited takeover bid is made for all or a portion of the outstanding Trust Units of the Trust. As set forth in detail below, the 2006 Plan discourages coercive hostile takeover bids by creating the potential that any Trust Units which may be acquired or held by such a bidder will be significantly diluted. The potential for significant dilution to the holdings of such a bidder can occur as the 2006 Plan provides that all holders of Trust Units who are not related to the bidder will be entitled to exercise rights issued to them under the 2006 Plan and to acquire Trust Units at a substantial discount to prevailing market prices. The bidder or the persons related to the bidder will not be entitled to exercise any Rights under the Plan. Accordingly, the Plan will encourage potential bidders to make takeover bids by means of a Permitted Bid (as defined below) or to approach the Board of Directors of Vermilion to negotiate a mutually acceptable transaction. The Permitted Bid provisions of the 2006 Plan are designed to ensure that in any takeover bid for outstanding Trust Units of the Trust all Unitholders are treated equally and are given adequate time to properly assess such takeover bid on a fully-informed basis.

The 2006 Plan is not being proposed in response to, or in anticipation of, any pending, threatened or proposed acquisition or takeover bid. The Board of Directors did not adopt the 2006 Plan to prevent a takeover of the Trust, to secure the continuance of management or the directors in their respective offices or to deter fair offers for the Trust Units of the Trust.

Summary of the Plan

The following summary of terms of the 2006 Plan is qualified in its entirety by reference to the text of the Unitholder Rights Agreement. A Unitholder or other interested party may obtain a copy of the Unitholder Rights Agreement by contacting the Trust at 2800, 400 - 4th Avenue S.W., Calgary, Alberta, T2P 0J4, telephone: (403) 269-4884.

Term

If approved at the Meeting, the 2006 Plan will be adopted immediately following the Meeting and (unless earlier terminated) will remain in effect until termination of the annual meeting of Unitholders of the Trust in 2009 unless the term of the Unitholder Rights Agreement is extended beyond such date by resolution of Unitholders at such meeting.

Issue of Rights

One right (for the purposes of this section "Special Meeting Matters - Approval of Unitholder Rights Plan", a "Right" is defined as a right issued pursuant to the Unitholder Rights Agreement) will be issued by the Trust pursuant to the Unitholder Rights Agreement in respect of each Trust Unit of the Trust outstanding at the close of business on May 5, 2006 (or such other date on which the Meeting is held) (the "Record Time"). One Right will also be issued for each additional Trust Unit issued after the Record Time and prior to the earlier of the Separation Time (as defined below) or the Expiration Time (as defined below).

Rights Exercise Privilege

The Rights will separate from the voting units to which they are attached and become exercisable at the time (the "Separation Time") which is 10 trading days following the date a person becomes an Acquiring Person or announces an intention to make a takeover bid that is not an acquisition pursuant to a takeover bid permitted by the 2006 Plan (a "Permitted Bid").

Any transaction or event in which a person (an "Acquiring Person"), including associates and affiliates and others acting in concert, acquires (other than pursuant to an exemption available under the 2006 Plan or a Permitted Bid) Beneficial Ownership (as defined in the 2006 Plan) of 20% or more of the voting securities of the Trust is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of public announcement by the Trust or an Acquiring Person that an Acquiring Person has become such, will become void and the Rights (other than those held by the Acquiring Person) will permit the holder to purchase Trust Units at a substantial discount to their prevailing market price at the time.

The issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per Trust Unit until the Rights separate from the underlying Trust Units and become exercisable or until the exercise of the Rights. The issuance of the Rights will not change the manner in which Unitholders currently trade their Trust Units.

Permitted Lock-Up Agreement

A person will not become an Acquiring Person by virtue of having entered into an agreement (a "Permitted Lock-Up Agreement") with a Unitholder whereby the Unitholder agrees to deposit or tender voting units to a takeover bid made by such person, provided that the agreement meets certain requirements including:

(a)	the terms of the agreement are publicly disclosed and a copy of the agreement is publicly available;

(b)
the Unitholder who has agreed to tender voting units to the takeover bid (the "Lock-Up Bid") made by the other party to the agreement is permitted to terminate its obligation under the agreement in order to tender voting units to another takeover bid or transaction where: (i) the offer price or value of the consideration payable under the other takeover bid or transaction is greater than the price or value of the consideration per share at which the Unitholder has agreed to deposit or tender voting units to the Lock-Up Bid or is equal to or greater than a specified minimum which is not more than 7% higher than the offer price under the Lock-Up Bid; and (ii) if the number of voting units offered to be purchased under the Lock-Up Bid is less than all of the voting units held by Unitholders (excluding Trust Units held by the offeror), the number of voting units offered to be purchased under the other takeover bid or transaction (at an offer price not lower than in the Lock-Up Bid) is greater than the number of voting units offered to be purchased under the Lock-Up Bid or is equal to or greater than a specified number which is not more than 7% higher than the number of voting units offered to be purchased under the Lock-Up Bid; and

(c)
no break-up fees or other penalties that exceed in the aggregate the greater of 2.5% of the price or value of the consideration payable under the Lock-Up Bid and 50% of the increase in consideration resulting from another takeover bid or transaction shall be payable by the Unitholder if the Unitholder fails to deposit or tender voting units to the Lock-Up Bid.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Trust Units issued from and after the effective date (the "Effective Date") of the Unitholder Rights Agreement (being the later of the date of the Unitholder Rights Agreement and the receipt by the Trust of all regulatory approvals with respect to the Unitholder Rights Agreement). Rights are also attached to Trust Units outstanding on the Effective Date, although certificates issued prior to the Effective Date will not bear such a legend. Unitholders are not required to return their certificates in order to have the benefit of the Rights. Prior to the Separation Time, Rights will trade together with the Trust Units and will not be exercisable or transferable separately from the Trust Units. From and after the Separation Time, the Rights will become exercisable, will be evidenced by Rights Certificates and will be transferable separately from the Trust Units.

Permitted Bid Requirements

The requirements of a "Permitted Bid" include the following:

(a)	the takeover bid must be made by means of a takeover bid circular;
(b)	the takeover bid is made to all holders of voting units as registered on the books of the Trust, other than the offeror;
(c)
the takeover bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no voting units will be taken up or paid for pursuant to the takeover bid prior to the close of business on the date which is not less than 60 days following the date of the takeover bid and only if at such date more than 50% of the voting units held by independent Unitholders shall have been deposited or tendered pursuant to the takeover bid and not withdrawn;

(d)
the takeover bid contains an irrevocable and unqualified provision that unless the takeover bid is withdrawn, voting units may be deposited pursuant to such takeover bid at any time during the period of time between the date of the takeover bid and the date on which voting units may be taken up and paid for and that any voting units deposited pursuant to the takeover bid may be withdrawn until taken up and paid for; and

(e)
the takeover bid contains an irrevocable and unqualified provision that if, on the date on which voting units may be taken up and paid for, more than 50% of the voting units held by independent Unitholders shall have been deposited pursuant to the takeover bid and not withdrawn, the offeror will make a public announcement of that fact and the takeover bid will remain open for deposits and tenders of voting units for not less than ten business days from the date of such public announcement.

The 2006 Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

Waiver and Redemption

If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Board of Directors to make a takeover bid by way of a takeover bid circular sent to all holders of voting units on terms which the Board of Directors considers fair to all Unitholders. In such circumstances, the Board of Directors may waive the application of the 2006 Plan thereby allowing such bid to proceed without dilution to the offeror. Any waiver of the application of the 2006 Plan in respect of a particular takeover bid shall also constitute a waiver of any other takeover bid which is made by means of a takeover bid circular to all holders of voting units while the initial takeover bid is outstanding. The Board of Directors may also waive the application of the 2006 Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting units of the Trust within 14 days or such earlier or later date as may be specified by the Board. With the prior consent of the holders of voting units, the Board of Directors may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of voting units otherwise than pursuant to the foregoing, waive the application of the 2006 Plan to such Flip-in Event.

The Board of Directors may, with the prior consent of the holders of voting units, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a takeover bid in respect of which the Board of Directors has waived the application of the 2006 Plan.

Exemptions for Investment Advisors

Investment advisors (for client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies) and administrators or trustees of registered pension plans or funds acquiring greater than 20% of the voting units are exempted from triggering a Flip-in Event, provided they are not making, either alone or jointly or in concert with any other person, a takeover bid.

Board of Directors

The adoption of the 2006 Plan will not in any way lessen or affect the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of the Trust. The Board of Directors, when a takeover bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to Unitholders as are considered appropriate.

Amendment

The Trust may, prior to the date of the Meeting, without the approval of the holders of Trust Units, supplement, amend, vary or delete any of the provisions of the Unitholder Rights Agreement and may, after the date of the Meeting (provided the Unitholder Rights Agreement is approved by Unitholders at such meeting) with the prior approval of Unitholders (or the holders of Rights if the Separation Time has occurred), supplement amend, vary or delete any of the provisions of the Unitholder Rights Agreement. The Trust may make amendments to the Unitholder Rights Agreement at any time to correct any clerical or typographical error or, subject to confirmation at the next meeting of Unitholders, make amendments which are required to maintain the validity of the Unitholder Rights Agreement due to changes in any applicable legislation, regulations or rules.

Voting Requirements

The TSX requires that Unitholder approval of the 2006 Plan be obtained as a condition to the listing of the Rights on such stock exchange. The 2006 Plan must be confirmed by the vote of the holders of a majority of the Trust Units voting at the Meeting. The Trust is not aware of any Unitholder who will be ineligible to vote on the confirmation of the 2006 Plan at the Meeting. The Board of Directors recommends that you vote for the resolution ratifying and confirming the 2006 Plan and any Rights issued pursuant thereto.

At the Meeting, Unitholders will be asked to consider and, if deemed appropriate, to pass the following resolution:

"RESOLVED THAT:

1.	The adoption of the Unitholder Rights Plan is hereby ratified and confirmed and Vermilion Energy Trust is authorized to enter into the Unitholder Rights Agreement and to issue rights pursuant thereto.

2.	The directors may revoke this resolution before it is acted upon without further approval of the unitholders of Vermilion Resources Ltd.

3.
Any one officer or director is hereby authorized to execute and deliver any documents, instruments or other writings and to do all other acts as may be necessary or desirable to give effect to the foregoing resolution."

To be adopted, the resolution must be approved by a majority of votes cast at the Meeting by holders of Trust Units.

ANNUAL MEETING MATTERS

Financial Statements

The consolidated financial statements of the Trust for the year ended December 31, 2005 will be placed before the Unitholders at the Meeting. These financial statements were audited by Deloitte & Touche llp, Chartered Accountants, of Calgary, Alberta.

Appointment of Auditors

The Trust Indenture provides that Unitholders shall appoint the auditors of the Trust at each annual meeting of Unitholders. Unitholders will be asked at the Meeting to pass a resolution appointing Deloitte & Touche llp as the auditors of the Trust for a term expiring at the close of the next annual meeting of Unitholders. Deloitte & Touche llp were appointed the initial auditors of the Trust on December 16, 2002 pursuant to the terms of the Trust Indenture.

Election of Directors

VRL has a board of directors consisting of seven members, all of which shall be elected on behalf of the Unitholders.

The persons listed in the following table will be nominated at the Meeting. In accordance with the Trust Indenture, each director elected will hold office until the close of the next annual meeting of Unitholders, or until his successor is duly elected or appointed. It is the intention of the persons named in the enclosed form of proxy to vote such proxy for the election of persons named on the following table as directors of VRL. Management does not contemplate that any of the nominees will be unable to serve as directors, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy shall have the right to vote for another nominee in their discretion.

The following table includes information about each of the nominees for election as a director, including the number of Trust Units and Exchangeable Shares beneficially owned, directly or indirectly, or over which control or direction is exercised as at March 15, 2006. Each of the nominees has served as a director of VRL since the year he first became a director.

Name and Municipality of Residence	Principal Occupation	Director of VRL Since	Number of Trust Units Beneficially Owned or Controlled	Number of Exchangeable Shares Beneficially Owned or Controlled
Larry J. Macdonald(1)(2)(3)(4)(5) Calgary, Alberta	Chief Executive Officer, Point Energy Ltd. from 2003 to present; Chairman and Chief Executive Officer, Pointwest Energy Inc. from 2000 to 2003.	2002	14,110	-
Jeffrey S. Boyce(4)(5) Calgary, Alberta	President and Chief Executive Officer of Clear Energy Inc. from 2003 to present; President, Chief Executive Officer of VRL from 1994 to 2003.	1994	141,482(6)	560,346(7)
W. Kenneth Davidson(2)(3) Oakville, Ontario	Since 2002, Director of Millar Western Forest Products Ltd.; Co-Chief Executive Officer of Gordon Capital Corporation from 1996 to 2001.	2005	-	-
Lorenzo Donadeo Calgary, Alberta	President and Chief Executive Officer of VRL from 2003 to present; Executive Vice President and Chief Operating Officer of VRL from 2000 to 2003.	1994	232,911(8)	1,989,614(9)
Claudio A. Ghersinich Calgary, Alberta	Executive Director of Carrera Investments Corp. from 2005 to present; Executive Vice President, Business Development of VRL from 2003 to 2005; Executive Vice President, New Ventures of VRL from 2000 to 2003.	1994	390,785(10)	1,812,906(11)

Name and Municipality of Residence	Principal Occupation	Director of VRL Since	Number of Trust Units Beneficially Owned or Controlled	Number of Exchangeable Shares Beneficially Owned or Controlled
Joseph F. Killi(2)(3) Calgary, Alberta	Chairman of Parkbridge Lifestyle Communities Inc. from 2006 to present; Chief Executive Officer of Parkbridge Lifestyle Communities Inc. from 1998 to 2005; President of Rosebridge Capital Corp. Inc. from 1993 to present and previously Chief Operating Officer and Chief Financial Officer of Trizec Corporation Ltd.	1999	-	-
William F. Madison(2)(4)(5) Houston, Texas	Chairman of the Montana Tech Foundation from 2003 to present; from 1965 to 2000 Mr. Madison worked in increasingly senior positions with Marathon Oil Company where he retired as Senior Vice President Worldwide Production.	2004	-	-

Notes:
(1)	Mr. Macdonald is the Chairman of the Board.
(2)	Member of the Audit Committee.
(3)	Member of the Governance and Human Resources Committee.
(4)	Member of the Health, Safety and Environment Committee.
(5)	Member of the Reserves Committee.
(6)	Includes 9,397 Trust Units held by Jeff Boyce and 99,084 Trust Units held by Julia Boyce.
(7)	Includes100,000 Exchangeable Shares held by Jeff Boyce and 212,347 Exchangeable Shares held by Julia Boyce.
(8)	Includes 42,625 Trust Units held by Donna Donadeo and 26,531 Trust Units held by Sun Valley Enterprises Inc.
(9)	Includes 143,597 Exchangeable Shares held by Sun Valley Enterprises Inc.
(10)
Includes 259,900 Trust Units held by Carrera Investments, 2,944 Trust Units held by Reina Labossiere (in trust for Christopher Ghersinich) and 2,841 Trust Units held by Reina Labossiere (in trust for Nicole Ghersinich).

(11)
Includes 1,791,743 Exchangeable Shares held by Carrera Investments, 11,005 Exchangeable Shares held by Reina Labossiere (in trust for Christopher Ghersinich) and 10,158 Exchangeable Shares held by Reina Labossiere (in trust for Nicole Ghersinich).

ADDITIONAL INFORMATION

Copies of the Trust's most recent annual information form and any information incorporated therein by reference, the Trust's audited consolidated financial statements as at and for the year ended December 31, 2005 and this Proxy Statement and Information Circular may be obtained on the SEDAR website at www.sedar.com or from the Executive Vice President and Chief Financial Officer of VRL at Suite 2800, 400 - 4th Avenue S.W., Calgary, Alberta T2P 0J4. Financial information is provided in the Trust's comparative financial statements and management's discussion and analysis for the year ended December 31, 2005.

SCHEDULE "A"
TERMS OF REFERENCE FOR THE BOARD

I.	INTRODUCTION

A.
The Board's primary responsibility is to foster the long-term success of Vermilion Energy Trust (the "Trust") consistent with the Board's responsibility to the unitholders to maximize unitholder value.

B.	The Board of Directors has plenary power. Any responsibility not delegated to management or a committee of the Board remains with the Board.

C.	These terms of reference are prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

II.	COMPOSITION AND BOARD ORGANIZATION

A.
Nominees for directors are initially considered and recommended by the Governance and Human Resources Committee of the Board, approved by the entire Board and elected annually by the unitholders of the Trust.

B.	A majority of directors comprising the Board must qualify as independent directors[1] .

C.
Certain of the responsibilities of the Board referred to herein may be delegated to committees of the Board. The responsibilities of those committees will be as set forth in their terms of reference, as amended from time to time.

III.	DUTIES AND RESPONSIBILITIES

A.	Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. The legal obligations of the Board are described in detail in Section IV. Subject to these legal obligations and to the Articles and By-laws of the Trust, the Board retains the responsibility for managing its own affairs, including:

i)	planning its composition and size;

ii)	selecting and setting the terms of reference for the Chairman of the Board;

iii)	nominating candidates for election to the Board;

iv)	appointing committees;

v)	determining director compensation; and

vi)	assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities.

1 The Board has adopted the meaning of "Independence," set forth in National Instrument 58-101, Disclosure of Corporate Governance Practices.

B.	Management and Human Resources

The Board has the responsibility for:

i)
the appointment and succession of the President and Chief Executive Officer (the "CEO") and monitoring CEO performance, approving CEO compensation and providing advice and counsel to the CEO in the execution of the CEO's duties;

ii)	approving terms of reference for the CEO;

iii)	satisfying itself as to the integrity of the CEO and the other executive officers and that the CEO and the other executive officers create a culture of integrity throughout the organization;

iv)	in consultation with the CEO, approve annual objectives that the CEO is responsible for meeting;

v)	reviewing CEO performance at least annually, against agreed upon written objectives;

vi)	approving decisions relating to senior management , including the:

a)	appointment and discharge of officers;

b)	compensation and benefits for executive officers;

c)	CEO's acceptance of public service commitments or outside directorships; and

d)	employment contracts, termination and other special arrangements with executive officers, or other employee groups.

vii)	ensuring succession planning programs are in place, including programs to train and develop management;

viii)	approving certain matters relating to all employees, including:

a)	the annual salary policy/program for employees;

b)	new benefit programs or material changes to existing programs; and

c)	pension fund investment guidelines, and the appointment of pension fund managers.

C.	Strategy and Plans

The Board has the responsibility to:

i)	participate with management, in the development of, and ultimately approve, the Trust's strategic plan;

ii)	approve the annual business plans that enable the Trust to realize its objectives;

iii)	approve annual capital and operating budgets which support the Trust's ability to meet its strategic objectives;

iv)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Trust;

v)	approve material divestitures and acquisitions; and

vi)	monitor the Trust's progress towards its goals, and to revise and alter its direction through management in light of changing circumstances.

D.	Financial and Corporate Issues

The Board has the responsibility to:

i)
with consideration to the recommendation of the Audit Committee, nominate an External Auditor for approval by unitholders; and if the Board does not adopt the Audit Committee's recommendation for External Auditor, ensure this fact is disclosed in the Annual Information Form;

ii)
with consideration to the recommendation of the Audit Committee, approve the compensation of the External Auditor; and if the Board does not adopt the Audit Committee's recommendation, ensure this fact is disclosed in the Annual Information Form;

iii)	take reasonable steps to ensure the implementation and integrity of the Trust's internal control and management information systems;

iv)	review operating and financial performance relative to budgets or objectives;

v)	approve annual and quarterly financial statements and approve release thereof by management;

vi)	approve the Management Proxy Circular, Annual Information Form and documents incorporated by reference therein; and

vii)	set unit distributions

viii)
approve financings, changes in authorized capital, issue and repurchase of units, issue of debt securities, listing of units and other securities, issue of commercial paper, and related prospectuses and trust indentures;

ix)	approve the commencement or settlement of litigation that may have a material impact on the Trust.

E.	Business and Risk Management

The Board has the responsibility to:

i)	ensure management identifies the principal risks of the Trust's business and implements appropriate systems to manage these risks;

ii)	assess and monitor management control systems:

iii)	evaluate and assess information provided by management and others (e.g., internal and external auditors) about the effectiveness of management control systems; and

iv)	understand principal risks and determine whether the Trust achieves a proper balance between risk and returns.

F.	Policies and Procedures

The Board has the responsibility to:

i)	approve and monitor compliance with all significant policies and procedures by which the Trust is operated;

ii)	direct management to ensure the Trust operates at all times within applicable laws and regulations and to the highest ethical and moral standards;

iii)	adopt a written Code of Business Conduct and Ethics; and

iv)	review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment).

G.	Compliance Reporting and Corporate Communications

The Board has the responsibility to:

i)	ensure the Trust has in place effective communication processes with unitholders and other stakeholders and financial, regulatory and other recipients;

ii)	approve interaction with unitholders on all items requiring unitholder response or approval;

iii)	ensure that the financial performance of the Trust is adequately reported to unitholders, other security holders and regulators on a timely and regular basis;

iv)	ensure the financial results are reported fairly and in accordance with generally accepted accounting principles;

v)	ensure the timely reporting of any other developments that have a significant and material impact on the value of the Trust; and

vi)	report annually to unitholders on the Board's stewardship for the preceding year (the Annual Report).

IV.	GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

A.	The Board is responsible for:

i)	directing management to ensure legal requirements have been met, and documents and records have been properly prepared, approved and maintained; and

ii)	approving matters requiring unitholder approval, and agendas for unitholder meetings; and

B.	Legal requirements for the Board include:

i)	to act honestly and in good faith with a view to the best interests of the Trust;

ii)	to exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances.

Addendum to the Proxy Statement and Information Circular dated March 15, 2006

The following information is provided in connection with the Trust's corporate governance disclosure contained in the Proxy Statement and Information Circular of the Trust dated March 15, 2006 (the "Information Circular"). The disclosure in the Information Circular under the heading "Corporate Governance - Other Directorships" refers to the heading "Annual Meeting Matters - Election of Directors" for information on the other reporting issuers on which each director serves as a director which information was omitted from the Information Circular. The following table sets forth the name of each nominee as a director of VRL and the other reporting issuers on which each such nominee serves as a director:

Name of Director	Reporting Issuers on which the Director serves as a director
Larry J. Macdonald	Clear Energy Inc. Creststreet 2004 Limited Partnership(1) Creststreet 2005 Limited Partnership(2) Creststreet 2006 Limited Partnership(3) Creststreet enHanced Income Energy Fund(4)

Jeffrey S. Boyce	Clear Energy Inc. Stonefire Energy Corp.

W. Kenneth Davidson	None

Lorenzo Donadeo	Verenex Energy Inc.

Claudio A. Ghersinich	Bulldog Resources Inc. Verenex Energy Inc.

Joseph F. Killi	Parkbridge Lifestyle Communities Inc. Wilmington Capital Management Inc.

William F. Madison	None

Notes:
(1)	Mr. Macdonald is a director of Creststreet 2004 General Partnership Limited, the general partner of such partnership.
(2)	Mr. Macdonald is a director of Creststreet 2005 General Partnership Limited, the general partner of such partnership.
(3)	Mr. Macdonald is a director of Creststreet 2006 General Partnership Limited, the general partner of such partnership.
(4)	Mr. Macdonald is a director of Creststreet Chief Management Limited, the manager of such fund.

Unless otherwise defined herein, capitalized terms shall have the meanings ascribed thereto in the Information Circular.

Computershare

Security Class

Holder Account Number

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Form of Proxy - Annual and Special Meeting to be held on May 5, 2006

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

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6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 3:00 p.m., Toronto time, on May 3, 2006.

14FE06036.E.SEDAR/000001/000001/i

Appointment of Proxyholder

I/We being holder(s) of Vermilion Energy Trust hereby appoint: Lorenzo Donadeo or failing this person, Curtis Hicks

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Vermilion Energy Trust to be held at Calgary, Alberta, on May 5, 2006 at 10:00 a.m. (Calgary time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

Vote FOR or WITHHOLD for all nominees proposed by Management

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	For	Withhold
On the resolution electing the directors of Vermilion Resources Ltd. to hold office until the next annual meeting of Unitholders or until their successors are elected or appointed.	☐	☐

2. Appointment of Auditors

	For	Withhold
On the resolution appointing Deloitte & Touche LLP as auditors of the Trust for a term expiring at the close of the next annual meeting of the Unitholders.	☐	☐

3. Re-Appoint Computershare as Trustee

	For	Against
On the resolution to re-appoint Computershare as trustee of the Trust for an additional three year term.	☐	☐

4. Unitholder Rights Plan

	For	Against
On the resolution to approve a unitholder rights plan for the Trust, as more particularly described in the accompanying proxy statement and information circular (the "Information Circular").	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted "FOR".

Signature(s)

Date

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